Exhibit 99.3

By email

Happiness Biotech Group Limited

4th Floor, Harbour Place

103 Church Street

PO Box 10240

Grand Cayman, KY1-1002

Cayman Islands

6 January 2021

Dear Sirs

Happiness Biotech Group Limited

We have acted as Cayman Islands legal advisers to Happiness Biotech Group Limited (the "Company"), a Cayman Islands exempted company in connection with the Company’s registration statement on Form F-3, including all amendments or supplements thereto (the "Registration Statement"), filed with the Securities and Exchange Commission (the "Commission") under the U.S. Securities Act of 1933, as amended to date (the "Act") and the base prospectus as supplemented by the prospectus supplement dated 4 January 2021 and filed pursuant to Rule 424(b) of the Act (collectively, the “Prospectus”) included therein, relating to the offering and sale by the Company (the “Offering”) of up to a maximum of 4,200,000 Ordinary Shares par value of US$0.0005 per share in the capital of the Company (the "Ordinary Shares") pursuant to the Purchase Agreement (as defined below). We are furnishing this opinion as Exhibit 5.1 to the Registration Statement.

1	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the Cayman Islands which are in force on the date of this opinion letter. In giving these opinions we have relied (without further verification) upon the completeness and accuracy of the Resolutions and the Certificate of Good Standing (each as defined below). We have also relied upon the following assumptions, which we have not independently verified:

1.1	Copies of documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals, and translations of documents provided to us are complete and accurate;

1.2	All signatures, initials and seals are genuine;

1.3	There is nothing under any law (other than the laws of the Cayman Islands) which would or might affect the opinions expressed herein;

1.4	That the Company will issue the Ordinary Shares in furtherance of its objects as set out in the A&R Memorandum and Articles;

1.5	The Shares to be offered and issued by the Company pursuant to the Registration Statement will be issued by the Company against payment in full, in accordance with Registration Statement and be duly registered in the Company’s register of members;

1.6	The validity and binding effect under the laws of the State of New York of the Purchase Agreement (as defined below) in accordance with its terms;

1.7	That the Registration Statement has been declared effective by the Commission prior to, or concurrent with, the sale of Securities pursuant to the Registration Statement;

1.8	the Offering and the transactions contemplated thereunder complies with the requirements of the applicable rules of the Nasdaq Stock Market; and

1.9	That the Resolutions remain in full force and effect.

2	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents and such other documents or instruments as we deem necessary:

(a)	A copy of the Registration Statement filed with the Commission on 12 November 2020 and which was declared effective on 23 November 2020;

(b)	A copy of the Prospectus Supplement dated 4 January, 2021 and filed with the Commission on 6 January 2021;

(c)	A copy of the securities purchase agreement (the “Purchase Agreement”) dated 4 January 2021 made among the Purchasers (as defined therein) and the Company;

(d)	A copy of the certificate of incorporation issued by the Registrar of Companies in the Cayman Islands on 9 February 2018;

(e)	Copies of the statutory registers of directors and officers and mortgages and charges of the Company as maintained at its registered office in the Cayman Islands, provided by Harneys Corporate Services (Asia) Ltd on 9 November 2020 and a copy of the statutory register of members provided by VStock Transfer, LLC as transfer agent on 12 November 2020;

(f)	A copy of the amended and restated Memorandum and Articles of Association of the Company adopted by special resolutions dated 27 March 2019 and as filed with the Registrar of Companies on 28 October 2019 (the "A&R Memorandum and Articles");

(g)	Certificate of Good Standing in respect of the Company issued by the Registrar of Companies in the Cayman Islands dated 11 November 2020 (the "Certificate of Good Standing");

(h)	Copies of the written resolutions of the Board dated 29 December 2020 (the "Resolutions"); and

(i)	The records of proceedings of the Company on file with, and available for inspection on 6 January 2021, at the Grand Court of the Cayman Islands.

3	Opinions

Based upon the foregoing assumptions and subject to the qualifications set out below and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing under the laws of the Cayman Islands; and

3.2	When issued and paid for in accordance with the terms of the Offering described in the Registration Statement, the Prospectus and the Purchase Agreement and recorded in the register of members of the Company, the Ordinary Shares will be validly issued fully-paid and non-assessable (which term when used herein means that no further sums are required to be paid by the holders thereof in connection with the issue thereof).

4	Qualifications

4.1	We make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion or otherwise with respect to the commercial terms of the transactions the subject of this opinion.

4.2	In this opinion, the phrase "non-assessable" means, with respect to the Shares, that a shareholder shall not, solely by virtue of its status as a shareholder, be liable for additional assessments or calls on the Shares by the Company or its creditors (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstance in which a court may be prepared to pierce or lift the corporate veil).

4.3	To maintain the Company in good standing under the laws of the Cayman Islands, annual filing fees must be paid and returns made to the Registrar of Companies within the time frame prescribed by law.

4.4	We hereby consent to filing of this opinion as an exhibit to the Registration Statement and to the reference to our name under the heading "Enforceability of Civil Liabilities" and "Legal Matters" and elsewhere in the Registration Statement. In giving our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Yours faithfully

/s/ Campbells

Campbells

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